Exhibit 99.2

Appendix 3Z
Final Director’s Interest Notice
Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity: PRIMA BIOMED LIMITED (ASX:PRR)
ABN: 90 009 237 889
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.
Name of director Mr Matthew Lehman
Date of last notice 21.11.2013
Date that director ceased to be director 09.07.2014
Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
1,617,763 ordinary fully paid shares
404,441 options exercisable at $0.20 and expiring on 19th June 2017
1,200,000 unlisted options exercisable at $0.185 and expiring on 1st August 2015
500,000 unlisted options exercisable at $0.10 and expiring on 6th December 2014
32,706 American Depositary Receipts (ADRs). ADRs are traded on the NASDAQ
1 ADR = 30 ordinary fully paid shares
+ See chapter 19 for defined terms.
11/3/2002 Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice
Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Name of holder & nature of interest Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest
N/A
Part 3 – Director’s interests in contracts
Detail of contract N/A
Nature of interest
Name of registered holder
(if issued securities)
No. and class of securities to which interest relates
+ See chapter 19 for defined terms.
Appendix 3Z Page 2 11/3/2002